UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

Philippine Long Distance Telephone Company

(Name of Issuer)

Common Capital Stock, 5 Philippine pesos par value

(Title of Class of Securities)

38911N107

(CUSIP Number)

Toshinari Kunieda

Managing Director-Global Business Department

NTT DoCoMo, Inc.

Sanno Park Tower

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NTT DoCoMo, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 25,266,973 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 25,266,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,266,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer

The title of the class of equity securities to which this Statement relates is the common capital stock, par value five Philippine Pesos per share, of Philippine Long Distance Telephone Company, a corporation organized under the laws of the Philippines (the “Company” or “PLDT”) (the “Common Shares”). The principal executive offices of the Company are located at the 7th floor, Ramon Cojuangco Building, Makati Avenue, Makati City, Metro Manila, Philippines.

Item 2. Identity and Background

(a) – (c) and (f)

This statement is filed by NTT DoCoMo, Inc. (“DoCoMo” or “Reporting Person”), a corporation organized under the laws of Japan and having its principal executive office at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. DoCoMo is a majority owned, publicly traded subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”). DoCoMo’s principal business is providing wireless communications services.

The name, present principal occupation, business address and citizenship of each of DoCoMo’s directors and executive officers are set forth on the Schedule A to this Schedule 13D.

(d) and (e)

Neither DoCoMo nor, to the best of its knowledge, any of its directors or executive officers has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On January 31, 2006, DoCoMo and NTT Communications Corporation, a company incorporated under the laws of Japan and having its principal place of business at 1-6, Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo 100-8019, Japan (“NTTC”), entered into the Stock Sale and Purchase Agreement (the “Stock Sale and Purchase Agreement”) pursuant to which NTTC has agreed to transfer, 12,633,486 Common Shares (the “DoCoMo PLDT Shares”) to DoCoMo (the “Transfer”). The aggregate purchase price of 52,102,815,772 Japanese Yen for the DoCoMo PLDT Shares will be paid to NTTC by DoCoMo in immediately available funds by wire transfer upon the satisfaction or waiver of the closing conditions set forth in the Stock Sale and Purchase Agreement. All of the funds used to pay for the DoCoMo PLDT Shares were from DoCoMo’s available cash resources.

In connection with the Stock Sale and Purchase Agreement, First Pacific Company Limited (“FPC”), Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., Metro Pacific Assets Holdings, Inc. (collectively, the “FPC Parties”), NTTC, DoCoMo and PLDT entered into a Co-Operation Agreement (“Co-Operation Agreement”) dated January 31, 2006, pursuant to which, each of the FPC Parties, NTTC and PLDT agreed to grant DoCoMo certain benefits under the Strategic Agreement (as defined in Item 6 herein) and the Shareholders Agreement (as defined in Item 6 herein), to amend the Advisory Services Agreement (as defined in Item 6 herein) and the Registration Rights Agreement (as defined in Item 6 herein), to discuss the amendment of certain other existing agreements and to enter into certain business relationships in the field of mobile communications services.

NTTC is a wholly-owned subsidiary of NTT.

For a more detailed summary of the Stock Sale and Purchase Agreement and the Co-Operation Agreement, see Item 4 and Item 6. The Stock Sale and Purchase Agreement and the Co-Operation Agreement are filed as Exhibits 7 and 8, respectively, to the Amendment No. 2 of the Schedule 13D of NTTC filed with the Securities and Exchange Commission (“SEC”), on February 6, 2006, and are incorporated by reference herein.

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Item 4. Purpose of Transaction

DoCoMo is acquiring the DoCoMo PLDT Shares with a view to (i) establishing and maintaining a strategic relationship with PLDT to, among other things, explore the development and marketing of products and services, especially in the area of wireless telecommunications, and (ii) attaining an equity interest in PLDT and influence over the management and policies of PLDT, including representation on PLDT’s board of directors, that is at least commensurate with its aggregate direct and indirect interest in PLDT from time to time. Through this relationship, DoCoMo hopes to (i) encourage the diffusion of the wide-band code-division multiple access, or W-CDMA, wireless telecommunications technology utilized by its third generation mobile communication network, (ii) introduce its mobile Internet service, i-mode, in the Philippines, and (iii) promote international roaming between Japan and the Philippines.

DoCoMo has not yet made a determination as to the specific level of beneficial ownership it will seek to obtain, but pursuant to the terms of the Stock Sale and Purchase Agreement and the Co-Operation Agreement described in this Item 4 and in Item 6, DoCoMo beneficially owns, in the aggregate, approximately 14.0% of the voting power attached to the outstanding Common Shares. Upon the holdings of Common Shares by NTTC, DoCoMo and their respective subsidiaries collectively reaching 20% of the Common Shares then issued and outstanding, and for so long as NTTC and DoCoMo and their respective subsidiaries continue to hold at least 17.5% of the Common Shares then outstanding from time to time, DoCoMo will be entitled to exercise additional rights under the Co-Operation Agreement.

Pursuant to the Stock Sale and Purchase Agreement, NTTC has agreed to transfer 12,633,486 DoCoMo PLDT Shares to DoCoMo upon the satisfaction or waiver of the closing conditions set forth therein. The Stock Sale and Purchase Agreement, provides, among other things, that:

•	upon and after DoCoMo’s appointment of the Chief Operation Advisor (the “COA”) on or before July 1, 2006, DoCoMo will cause the COA to consult with and act in accordance with the direction of NTTC’s executive advisor in the Philippines regarding matters relating to fixed-line telecommunications, data or information and communications technology services. Prior to DoCoMo’s appointment of the COA, NTTC will cause the COA to consult with and act in accordance with the direction of DoCoMo’s senior technical advisor in the Philippines regarding matters relating to wireless telecommunications services; and

•	from the date of the Stock Sale and Purchase Agreement, each of NTTC and DoCoMo will (a) cause its representatives and advisors not to take any action that would amend or terminate the NTTC Commercial Agreements (as defined in Item 6 herein) or any rights and obligations DoCoMo will have under the Integrated i-mode Services Package Agreement (as defined in Item 6) between DoCoMo and SMART Communications, Inc. (“SMART”), or any other agreements entered into between DoCoMo and PLDT or SMART Communications pursuant to the Co-Operation agreement, (b) use good faith efforts to discuss conflicts of interest between the two parties and (c) use good faith efforts to negotiate the exercise of any rights under the Registration Rights Agreement.

The FPC Parties, NTTC, DoCoMo and PLDT entered into the Co-Operation Agreement, pursuant to which the parties have agreed to add DoCoMo as a party under the Strategic Agreement and the Shareholders Agreement among the parties to share the benefit of certain rights thereunder with NTTC and to enter into certain strategic business relationships in the field of mobile communication services. In the Co-Operation Agreement, NTTC and DoCoMo have agreed to certain procedures relating to their respective exercise of such rights.

NTTC and DoCoMo have agreed that NTTC, after completion of the Transfer, DoCoMo and their respective subsidiaries, in the aggregate, will not acquire more than 21% of the Common Shares then issued and outstanding and to support PLDT management to safeguard PLDT against certain Hostile Transferees (as defined herein).

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For brief summaries of the Strategic Agreement, the Shareholders Agreement, the Registration Rights Agreement and the Advisory Services Agreement, see Item 6. The Strategic Agreement (as amended), the Shareholders Agreement and the Registration Rights Agreement are filed as Exhibits 2 through 6, to the Schedule 13D of NTTC filed with the SEC on March 24, 2000, and are incorporated by reference herein. The Stock Sale and Purchase Agreement and the Co-Operation Agreement are filed as Exhibit 7 and 8 to Amendment No. 2 to the Schedule 13D of NTTC filed with the SEC on February 6, 2006, and are incorporated by reference herein.

Following the Transfer, if DoCoMo deems market and other conditions as favorable, or if it otherwise decides, DoCoMo may increase its ownership of the Company’s equity securities through open market purchases, negotiated purchases, or other transactions. However, if DoCoMo does not deem market and other conditions as favorable or if it otherwise decides, it may not do so.

Item 6 also describes agreements between DoCoMo and various other parties that relate to or could result in a change in the present board of directors or management of the Company and that relate to some of the other matters listed in Item 4 of the requirements of Schedule 13D, and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a)        By virtue of NTT’s ownership of all of the outstanding capital stock of NTTC and a majority of the common stock of DoCoMo and the terms of the Stock Sale and Purchase Agreement and Co-Operation Agreement, NTT, NTTC and DoCoMo constitute a “group” within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 and therefore, DoCoMo may be deemed to have acquired beneficial ownership of the 25,266,973 Common Shares, in aggregate, beneficially held by NTTC and DoCoMo. Given the terms of the Shareholders Agreement and the Co-Operation Agreement (as described herein), NTTC and DoCoMo and the other parties to the Strategic Agreement, the Shareholders Agreement and the Co-Operation Agreement might be deemed to constitute a “group”. However, DoCoMo disclaims that it has agreed to act as a group with any parties to the Strategic Agreement, the Shareholders Agreement or the Co-Operation Agreement other than NTTC (other than to the extent provided in the Shareholders Agreement and the Co-Operation Agreement) and DoCoMo disclaims beneficial ownership of the Common Shares other than the amounts of shares reported herein.

(b)        As the registered owner, DoCoMo has the shared power to vote or dispose or to direct the vote or disposition of the 25,266,973 Common Shares beneficially owned by NTTC and DoCoMo. By virtue of its ownership of a majority of the issued and outstanding capital stock of DoCoMo, NTT has the power to direct the voting or disposition of the Common Shares beneficially owned by the DoCoMo.

(c)        Except for the Transfer contemplated by the Stock Sale and Purchase Agreement as described in Item 3, neither DoCoMo, nor to its knowledge, any of its directors or executive officers has effected any transaction in the Common Shares during the past sixty days.

(d)        None.

(e)        Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made hereby to Items 3 and 4 hereof which are incorporated by reference in this Item 6.

A. The Strategic Agreement

Pursuant to the Stock Purchase and Strategic Investment Agreement dated as of September 28, 1999, as amended (the “Strategic Agreement”), among FPC, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc. (collectively with FPC, the “FPC Group”), the Company and NTTC, PLDT acquired all of the shares of SMART owned by the FPC Group and NTT Communications Capital (UK) Limited (“NTT-UK”), an indirect wholly-owned subsidiary of NTT, in exchange for newly issued and fully paid Common Shares and NTT-UK subscribed for an additional 12,198,462 NTT PLDT Cash Shares (the “SMART Transaction”). PLDT also acquired the shares of the existing minority shareholders in SMART in exchange for newly issued and fully paid Common Shares. Upon consummation of the SMART Transaction, NTTC and PLDT established a strategic relationship to, among other things, coordinate the development and marketing of telecommunications products and services.

The Strategic Agreement was amended by the Co-Operation Agreement, dated January 31, 2006, and the following summarizes certain of the principal terms of the Strategic Agreement, as amended by the Co-Operation Agreement.

A copy of the Strategic Agreement and the first and second amendments thereto are attached as Exhibits 2 through 4 to the Schedule 13D of NTTC filed with the SEC on March 24, 2000, and the Co-Operation Agreement is filed as Exhibit 8 of Amendment No. 2 of the Schedule 13D of NTTC filed with the SEC on February 6, 2006, and any description contained in this Schedule 13D relating to the Strategic Agreement does not purport to be complete and is qualified in its entirety by reference to the Strategic Agreement and the first and second amendments thereto and the Co-Operation Agreement which are incorporated by reference herein.

The following provisions of the Strategic Agreement become effective as to DoCoMo after the completion of the Transfer pursuant to the Stock Sale and Purchase Agreement.

1. Strategic Relationship

PLDT, NTTC and DoCoMo have agreed to form a strategic relationship in the Philippines and, among other things, to establish a joint committee to explore the development and marketing of products and services between the parties. PLDT has agreed not to enter into another strategic alliance with another party without the consent of NTTC and DoCoMo, provided that PLDT may, subject to certain exceptions, designate as its “strategic partner” any person in which PLDT and its subsidiaries own 25% or more of its capital stock.

2. Limitations on Competition by NTTC and DoCoMo

Without PLDT’s prior written consent, NTTC or DoCoMo and their respective subsidiaries may not invest in any person principally engaged in the Covered Business (as defined in the Strategic Agreement) if such investment, when added to all prior investments by NTT and its majority owned and controlled subsidiaries (the “NTT Holding Company Group”) in such business, is in excess of US$50 million (subject to certain adjustments for inflation) or if such investment, when added to all prior investments by NTTC and its subsidiaries in all such businesses for the past 12 months, is in excess of US$100 million (subject to certain adjustments for inflation). Similar limitations exist with respect to NTTC’s and DoCoMo’s use of assets in the Philippines in such businesses.

3. Committee Structure

PLDT has agreed to maintain the Committee structure defined in Schedule 10 of the Strategic Agreement and to cause NTTC and DoCoMo to be entitled to appoint (i) two persons to serve as members or advisors of each Committee consisting of more than five members; and (ii) one person to serve as a member or as an advisor of each Committee consisting of not more than five members. As amended by the Co-Operation Agreement, the Strategic Agreement also provides that the relevant parties will use reasonable efforts to procure that DoCoMo be entitled to appoint one person to attend any Committee (as defined in the Strategic Agreement) of PLDT or SMART as a member, advisor or observer to the extent permitted under applicable laws.

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4. Certain Approval Rights of NTTC and DoCoMo

(a) Capital Expenditures

Subject to certain exceptions, PLDT and/or its subsidiaries may make any capital expenditures in connection with a single project if the total capital expenditures required for such project will or will likely exceed US$50 million (subject to certain adjustments for inflation), in each case only pursuant to the approval procedures described in paragraph (f) below and with the written approval of NTTC and DoCoMo, given in the manner described in paragraph (f) below.

(b) Investment in Existing Investees

Subject to certain exceptions, PLDT and/or its subsidiaries may make any investments in or provide certain forms of financial support to any existing investee of PLDT, if the cumulative value of all investments by PLDT and its subsidiaries would exceed the sum of US$10 million (subject to certain adjustments for inflation), plus the aggregate book value of all investments made in such existing investee by PLDT and its subsidiaries as of July 31, 1999, or to any existing investee, if, for the past 12-month period, the cumulative value of all investments by PLDT and its subsidiaries would exceed US$25 million (subject to certain adjustments for inflation), in each case only pursuant to the approval procedures described in paragraph (f) below and with the written approval of NTTC and DoCoMo, given in the manner described in paragraph (f) below.

(c) Investments in New Investees

Subject to certain exceptions, PLDT and/or its subsidiaries may make any investments in or provide certain forms of financial support to any new investee, if the cumulative value of all investments by PLDT and its subsidiaries in such new investee would exceed US$50 million (subject to certain adjustments for inflation), or to any new or existing investee, if, for the past 12-month period, the cumulative value of all investments by PLDT and its subsidiaries in new or existing investees would exceed US$100 million (subject to certain adjustments for inflation), in each case only pursuant to the approval procedures described in paragraph (f) below and with the written approval of NTTC and DoCoMo, given in the manner described in paragraph (f) below.

(d) Exception for Capital Expenditures for or Investments in a NTT Competing Business

Neither NTTC nor DoCoMo may withhold its consent to any proposed capital expenditure or investment if (A) such proposed transaction would involve a person who is in direct competition for the same business opportunities with the NTT Holding Company Group, or involve a business in which the NTT Holding Company Group is, or is to be, engaged in, and (B) the board of directors of PLDT confirms in writing that proceeding with such transaction will not give rise to a right to accelerate or otherwise demand payment of material indebtedness of PLDT.

Under the Co-Operation Agreement, the Strategic Agreement has been amended so that once NTTC, DoCoMo and their respective subsidiaries own in aggregate 20% of the Common Shares then issued and outstanding, and thereafter for so long as they continue to own 17.5% of the Common Shares issued and outstanding from time to time, PLDT will consult with DoCoMo prior to making an investment in a business that would be in direct competition with DoCoMo (see paragraph F(3) below).

(e) Limitation on Competition Where Consent is Withheld

In the event NTTC and DoCoMo withholds their approval in connection with PLDT’s proposed expenditure or investment, none of NTTC or its subsidiaries may make a similar or competing investment for a period of nine months following notification by NTTC and DoCoMo and their respective subsidiaries of their decision to withhold such approval.

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(f) Approval Procedures

PLDT, FPC Group, NTTC and DoCoMo have agreed in the Strategic Agreement to certain discussion and written notification procedures in connection with the approval process by NTTC and DoCoMo in respect of the above-mentioned proposed expenditures or investments (each, a “Proposed Transaction”). Such procedures require, among other things, that NTTC and DoCoMo give their approval to a Proposed Transaction unless they reasonably conclude in good faith, having given proper consideration to all material factors identified by PLDT, the best interests of PLDT and its shareholders taken as a whole, and all other facts and circumstances that NTTC and DoCoMo deems relevant in making such decision, that the Proposed Transaction is not in the best interests of PLDT and its shareholders taken as a whole. NTTC and DoCoMo have agreed in the Co-Operation Agreement to discuss between themselves the manner in which the above rights shall be exercised.

In the event of any dispute among PLDT, the members of the FPC Group, NTTC and DoCoMo regarding whether NTTC and DoCoMo have acted in accordance with the above standard in withholding their consent to any Proposed Transaction, NTTC and DoCoMo shall be deemed for all purposes to have complied with the terms of the Strategic Agreement and not to have breached said agreement in withholding such approval, unless PLDT shows, by clear and convincing proof, that NTTC and DoCoMo did not act in accordance with the agreed standards in withholding their approval of such Proposed Transaction.

Under the Co-Operation Agreement, NTTC and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTTC is responsible for notifying PLDT and the FPC Parties of decisions with respect to exercise of such rights. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the FPC Parties of such decisions. In each case, PLDT and the FPC Parties are entitled to rely on any such notice as if it had been given by both NTTC and DoCoMo.

5. Approval Rights Relating to Piltel

The Strategic Agreement provides that prior written approval of NTTC and DoCoMo is required with respect to certain corporate actions relating to Pilipino Telephone Corporation (“Piltel”), including matters relating to the integration of Piltel into the businesses of PLDT and its subsidiaries (the “Piltel Integration”). The Piltel Integration has been substantially completed.

In addition, prior written approval of NTTC and DoCoMo is required in connection with various corporate and business actions of Piltel to the extent such actions would be outside the Piltel Integration, including actions relating to any refinancing of Piltel’s debt or any additional investment in Piltel in excess of approximately US$150 million (in the aggregate), changes to Piltel’s capital stock, capital expenditures, certain intercompany agreements and transactions, migration of Piltel customers to PLDT or its subsidiaries, marketing and material asset dispositions.

The Strategic Agreement also provides that, except for certain agreed to parameters relating to the Piltel Integration, prior written approval of NTTC or DoCoMo is required for (i) Piltel or PLDT to issue, redeem, consolidate or split or otherwise reclassify or amend the terms of any capital stock of Piltel, (ii) PLDT and its subsidiaries (other than Piltel) shall not make any capital expenditure for any asset to be used in the Piltel business, (iii) PLDT and its subsidiaries (other than Piltel) shall not enter into any agreement with Piltel or its subsidiaries, other than arms-length transactions in the ordinary course of business, (iv) PLDT and its subsidiaries (other than Piltel) shall not seek the mitigation of Piltel customers to PLDT or any of its subsidiaries or market/or sell any product or service which depends in any material respect upon the use of assets owned or operated by Piltel or any of its subsidiaries, and (v) PLDT shall cause Piltel and its subsidiaries not to make any material asset disposition.

Under the Co-Operation Agreement, NTTC and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTTC is responsible for notifying PLDT and the FPC Parties of decisions with respect to exercise of such rights to PLDT and the FPC Parties. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the FPC Parties of such decisions. In each case, PLDT and the FPC Parties are entitled to rely on any such notice as if it had been given by both NTTC and DoCoMo.

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6. Limitations on the Issuance of Common Capital Stock

Subject to certain exceptions, under the terms of the Strategic Agreement, PLDT may not issue Common Shares or securities convertible into or exchangeable for the Common Shares without the prior written approval of NTTC and DoCoMo unless PLDT has first offered NTTC and DoCoMo the right to purchase a number of shares equal to its pro-rata portion of the number of shares proposed to be issued. By operation of Philippine law, holders of the Common Shares will, with certain exceptions, have preemptive rights with respect to issuances of new Common Shares, including issuances of the Common Shares to NTTC and DoCoMo pursuant to any exercise by NTTC and DoCoMo of the rights referred to above.

Under the Co-Operation Agreement, NTTC and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTTC is responsible for notifying PLDT and the FPC Parties of decisions with respect to exercise of such rights to PLDT and the FPC Parties. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the FPC Parties of such decisions. In each case, PLDT and the FPC Parties are entitled to rely on any such notice as if it had been given by both NTTC and DoCoMo.

7. Termination of Approval Rights

NTTC’s and DoCoMo’s rights to the strategic arrangements summarized in paragraphs 1 through 6 above will terminate when the NTTC, DoCoMo and their respective subsidiaries cease to own, in aggregate, 10% of the Common Shares then issued and outstanding (subject to certain adjustments, including certain adjustments for dilution arising out of settlements with Piltel’s creditors).

8. Competing Business

In case PLDT intends to enter into any contractual arrangement with any person relating to any activity which involves, as its principal component, the provision of telephone, telecommunications, paging, Internet, data or voice transmission services, whether or not terrestrial (a “Competing Business”) in Japan involving joint branding, the provision, production or marketing of telecommunications or multimedia products or services, or corporation in, or sharing of, research and development of technology or other Intellectual Property (as defined in the Strategic Agreement), PLDT will (a) from the date of the Co-Operation Agreement until June 30, 2006, first provide NTTC and if NTTC declines, then provide DoCoMo with the same opportunity to enter into such agreement with PLDT and (b) from and after July 1, 2006, first provide DoCoMo and if DoCoMo declines, then provide NTTC with the same opportunity to enter into such agreement with PLDT, upon the same terms being considered by PLDT, provided that PLDT will not be obligated to contract with NTTC or DoCoMo if such arrangement will not fully realize its expected benefits in the reasonable opinion of PLDT or it is necessary for PLDT to maintain a relationship with a person other than NTTC or DoCoMo pursuant to reasonable business arrangements in furtherance of PLDT’s strategic objectives.

In case PLDT, SMART or SMART’s subsidiaries intends to enter into any contractual arrangement on or after July 1, 2006 with any person who is engaged in a Competing Business in the Philippines in competition with DoCoMo, PLDT will and PLDT will use its reasonable efforts to procure that SMART or SMART’s subsidiaries will first provide DoCoMo with the same opportunity to enter into such agreement with PLDT, SMART or SMART’s subsidiaries. PLDT will not be obligated to contract with, or to cause SMART or SMART’s subsidiaries to contract with, DoCoMo if (i) such arrangement will not fully realize its expected benefits in the reasonable opinion of PLDT or (ii) it is necessary for PLDT to maintain a relationship with a person other than NTTC or DoCoMo pursuant to reasonable business arrangements in furtherance of PLDT’s strategic objectives or (iii) the board of PLDT, SMART or SMART’s Subsidiaries determines that to be in the best interests of its company to enter into such arrangements with a person other than DoCoMo.

DoCoMo and PLDT have agreed that they will, from time to time, discuss other strategic developments in their respective businesses.

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B. The Shareholders Agreement

Simultaneously with the closing under the Strategic Agreement, the FPC Parties, NTT-UK, and NTTC (the “Party Shareholders”) entered into a shareholders agreement dated March 24, 2000 (the “Shareholders Agreement”). The Shareholders Agreement was amended by the Co-Operation Agreement, dated January 31, 2006, in which FPC Parties and NTTC agreed that DoCoMo will be added to the Shareholders Agreement as a Party Shareholder upon the completion of the Transfer pursuant to the Stock Sale and Purchase Agreement. A copy of the Shareholders Agreement was filed as Exhibit 5 to the Schedule 13D of NTTC filed with the SEC on March 24, 2000, and a copy of the Co-Operation Agreement has been filed as Exhibit 8 to the Amendment No. 2 to the Schedule 13D of NTTC filed with the SEC on February 6, 2006, and any description contained in Item 6 relating to the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement filed as Exhibit 5 to the Schedule 13D and the Co-Operation Agreement filed as Exhibit 8 to the Amendment No. 2 which are incorporated by reference herein.

The following summarizes certain of the principal terms of the Shareholders Agreement, as amended by the Co-Operation Agreement.

The following provisions of the Shareholders Agreement become effective as to DoCoMo after the completion of the Transfer pursuant to the Stock Sale and Purchase Agreement.

1. Board and Committee Representation

In respect to NTTC’s right to nominate two directors to the board of PLDT, NTTC and the FPC Parties have agreed to use reasonable efforts to procure a PLDT shareholders vote in favor of replacing one existing NTTC nominee on the board of PLDT with one DoCoMo nominee.

Upon the holdings of the Common Shares by NTTC, DoCoMo and their respective subsidiaries reaching in aggregate 20% of the Common Stock then issued and outstanding, and so long as DoCoMo and NTTC continue to hold at least full legal and beneficial title to not less than 17.5% of the Common Shares then issued and outstanding from time to time, each of NTTC and the FPC Parties will cast its votes as a PLDT shareholder, lobby the directors of PLDT, and otherwise use reasonable efforts to procure a vote in favor of any resolution put to the meeting of the PLDT shareholders, for the purpose of effecting the election of one additional DoCoMo nominee as a director of PLDT.

In respect to NTTC’s right to nominate two directors to the board of SMART, NTTC and the FPC Parties have agreed to use reasonable efforts to procure a SMART shareholders vote in favor of replacing one existing NTTC nominee on the board of PLDT with one DoCoMo nominee.

Upon the holdings of the Common Shares by NTTC, DoCoMo and their respective subsidiaries, reaching in aggregate 20% of the Common Stock then issued and outstanding, and so long as DoCoMo and NTTC continue to hold at least 17.5% of the Common Shares then issued and outstanding from time to time, each of NTTC and the FPC Parties have agreed to cast its votes as a PLDT shareholder, lobby the directors of PLDT, and otherwise use reasonable efforts to procure a vote in favor of any resolution put to the meeting of the SMART shareholders, for the purpose of effecting the election of one additional DoCoMo nominee as a director of SMART.

2. Committees and Subsidiary Committees

Each of the FPC Parties, PLDT and NTTC have agreed to use reasonable efforts to procure that DoCoMo be entitled to appoint one individual, who may be replaced at any time, to attend any committee of PLDT or SMART as a member, advisor or observer.

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3. Unanimous Consent

The Party Shareholders and DoCoMo have agreed not to permit PLDT, without the prior written consent of all the other parties, to:

(i) engage in any business other than the telecommunications and related activities currently engaged in by PLDT or cease to carry on any substantial part of the telecommunications and related activities currently engaged in by PLDT;

(ii) merge or consolidate with or into any other company or entity;

(iii) take any steps to effect the winding up of PLDT or pass any resolution to liquidate PLDT; or

(iv) apply to any court, administrative agency or tribunal to order a meeting of creditors or any class of creditors or members or any class of members or to sanction any compromise or arrangement between creditors or shareholders of PLDT.

Under the Co-Operation Agreement, NTTC and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTTC is responsible for notifying PLDT and the FPC Parties of decisions with respect to exercise of such rights to PLDT and the FPC Parties. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the FPC Parties of such decisions. In each case, PLDT and the FPC Parties are entitled to rely on any such notice as if it had been given by both NTTC and DoCoMo.

4. Restrictions on Transfers of the Common Shares and PTIC Shares

Each of the FPC Parties, and NTTC and DoCoMo may transfer its Common Shares only after offering to sell such Shares to the other Shareholders or with the prior written consent of such other Shareholders. Party Shareholders and DoCoMo may encumber their Common Shares provided that such encumbering Party Shareholder or DoCoMo provides certain information regarding the encumbrance to the non-encumbering Party Shareholders or DoCoMo. Similar restrictions apply to shares of Philippine Telecommunications Investment Corporation (“PTIC”).

Notwithstanding the foregoing, any transfer of NTTC’s remaining Common Shares after the Transfer to any person is subject to a superior right of first offer granted to DoCoMo, subject to the limitations on share acquisitions described in paragraph F.(2)(b) below.

In the event DoCoMo proposes to transfer any Common Shares which would result in NTTC and DoCoMo holding, in the aggregate, less than 10% of the Common Shares then issued and outstanding, then NTTC shall have a right of first offer to purchase such Common Shares from DoCoMo on terms and conditions no less favorable to DoCoMo than those on which DoCoMo proposes to transfer such Common Shares. Such right shall be superior to any right of first refusal which any of the FPC Parties may have in respect of such proposed transfer under the Shareholders Agreement. Any such transfer from DoCoMo to NTTC pursuant to the exercise by NTTC of this right will not give rise to a right of first offer by the FPC Parties under the Shareholder Agreement and shall constitute a transfer to a Permitted Transferee.

Pursuant to the Co-Operation Agreement, NTTC and DoCoMo have agreed that within the time periods provided for giving a Preemption Reply (as defined in the Co-Operation Agreement), both parties will consult with each other regarding the exercise of the relevant rights. DoCoMo will be entitled to purchase all, or some, of the PLDT or PTIC Shares (as defined in the Shareholders Agreement) which may be purchased from a Party Shareholder, however, if DoCoMo decides not to purchase some or all of the PLDT or PTIC Shares, NTTC and DoCoMo have agreed that NTTC shall have the option to purchase some or all of the PLDT or PTIC Shares.

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5. Termination

As amended by the Co-Operation Agreement, the Strategic Agreement and the Shareholders Agreement provides that the rights and obligations of NTTC and DoCoMo under the Strategic Agreement and the Shareholders Agreement will terminate if NTTC, DoCoMo and their respective subsidiaries cease to own, in aggregate, full legal and beneficial title to 10% or more of the Common Shares then issued and outstanding, and the rights and obligations of the FPC Parties and their respective subsidiaries will terminate if the FPC Parties and their respective subsidiaries cease to have effective voting power in respect to at least 18.5% of the Common Shares then issued and outstanding, in each case subject to a 60 day grace period. Furthermore, as described below in paragraph F.2.(b), under the Co-Operation Agreement, in the event that the aggregate holding of Common Shares by NTTC, DoCoMo and their respective subsidiaries exceeds 21%, the FPC parties will have the right to terminate their respective rights and obligations under the Co-Operation Agreement, the Shareholders Agreement and the Strategic Agreement.

C. The Registration Rights Agreement

On March 24, 2000, PLDT entered into registration rights agreements with each of NTTC and the FPC Group in connection with the registration of their Common Shares (the NTTC registration rights agreement is referred to herein as the “Registration Rights Agreement”). A copy of the Registration Rights Agreement among PLDT, NTT-UK and NTTC was filed as Exhibit 6 to the Schedule 13D of NTTC filed with the SEC on March 24, 2000, and any description contained in this Item 6 relating to the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit 6 to the Schedule 13D which is incorporated by reference herein.

The Registration Rights Agreement provides for four demand registrations and unlimited piggy-back registration rights with respect to the Common Shares held by NTTC. The rights are subject to the rights of PLDT to delay or suspend registration upon the occurrence of certain events and certain holdback agreements. PLDT is responsible for all fees and expenses in connection with all but one of the demand registrations and all of the piggy-back registrations (other than fees and expenses of legal counsel for NTTC and the FPC Group).

Pursuant to the Co-Operation Agreement, NTTC and PLDT have agreed as soon as possible, and in any event within 60 days of the completion of the Transfer, to amend the Registration Rights Agreement to increase NTTC’s and DoCoMo’s present entitlement to require four Demand Registrations (as defined in the Registration Rights Agreement) to six Demand Registrations, and to review the provisions of the Registration Rights Agreement and hold discussions with DoCoMo to determine whether additional amendments are required.

Pursuant to the Stock Sale and Purchase Agreement, NTTC and DoCoMo have agreed to use good faith efforts to negotiate their respective exercise of any rights under the Registration Rights Agreement, as amended pursuant to the Co-Operation Agreement, taking into account the respective interests of NTTC and DoCoMo.

Upon and after the completion of the Transfer, NTTC and DoCoMo have agreed, pursuant to the Co-Operation Agreement, to negotiate in good faith any rights under the Registration Rights Agreement and the timing of exercising such rights.

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D. NTTC Commercial Agreements

Ancillary to the SMART Transaction, PLDT and NTTC entered into a number of commercial agreements (the “NTTC Commercial Agreements”) which provide for, among other things, the provision of mutual services on arm’s length pricing terms, access to NTTC’s telecommunications network services, joint marketing efforts and advisory services, including a Service Provider Agreement, a Tradename and Trademark Agreement, a Conventional International Telecommunications Services Agreement, an Internet Service Agreement and an Advisory Services Agreement (as amended, the “Advisory Services Agreement”). Under the Advisory Services Agreement, NTTC provides PLDT with technical consultants, who advise PLDT’s finance group, strategy and support sector, information systems sector and corporate customer services group and Arcstar Network Services.

Pursuant to the Co-Operation Agreement, after the Effective Date (as defined in the Co-Operation Agreement), PLDT has agreed to use reasonable efforts to procure that, with respect to the Advisory Services Agreement, PLDT and SMART will receive at a minimum the specified aggregate number of Advisors (as defined in the Advisory Services Agreement) to be provided by NTTC and DoCoMo (together), in accordance with the timetable set out in the Co-Operation Agreement. PLDT, NTTC and DoCoMo have agreed to review these numbers from time to time.

In addition and pursuant to the Co-Operation Agreement, as soon as possible and in any event within 60 calendar days immediately after the Effective Date, DoCoMo and relevant parties to the NTTC Commercial Agreements have agreed to review and hold discussions with one another in good faith with a view to determine whether the NTTC Commercial Agreements need to be amended in light of the Co-Operation Agreement.

E. The Stock Sale and Purchase Agreement.

As briefly described above, on January 31, 2006, NTTC and NTT DoCoMo entered into the Stock Sale and Purchase Agreement pursuant to which NTTC has agreed to transfer the DoCoMo PLDT Shares to DoCoMo. The completion of the transfer of the DoCoMo PLDT Shares to DoCoMo is conditioned on the satisfaction or waiver of the closing conditions set forth in the Stock Sale and Purchase Agreement. Upon the satisfaction of the closing conditions set forth in the Stock Sale and Purchase Agreement:

(a)        DoCoMo will acquire from NTTC 12,633,486 Common Shares representing approximately 7.0% of the issued capital stock of the Company; and

(b)        NTTC will transfer to DoCoMo 12,633,486 Common Shares, reducing its shareholdings in the Common Shares to 12,633,487, representing approximately 7.0% of the issued capital stock of the Company, upon the satisfaction of the closing conditions set forth in the Stock Sale and Purchase Agreement.

The purchase price for the DoCoMo PLDT Shares is fixed at 52,102,815,772 Japanese Yen, and is based on the volume-weighted average of the closing market prices of the Common Shares during the thirty calendar days immediately prior to the date of the Stock Sale and Purchase Agreement. The purchase price, fixed at a conversion rate of 2.26 Japanese Yen for 1 Philippine Peso, will be paid by DoCoMo in immediately available funds by wire transfer prior to the closing of the Transfer.

A copy of the Stock Sale and Purchase Agreement is filed as Exhibit 7 of the Amendment No. 2 of the Schedule 13D of NTTC filed with the SEC on February 6, 2006, and any description contained in this Schedule 13D relating to the Stock Sale and Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Sale and Purchase Agreement which is incorporated by reference herein.

From the date of the Stock Sale and Purchase Agreement, and with respect to any matter primarily relating to the operation of wireless telecommunications services, including without limitation, matters relating to i-mode and the business of SMART Communications Inc., NTTC will cause the COA to use good faith effort to discuss with and act in accordance with the direction of DoCoMo’s senior technical advisor.

Upon the appointment of the COA by DoCoMo on or before July 1, 2006, from the date which the Closing occurs, or if the Closing occurs prior to July 1, 2006, then from July 1, 2006, DoCoMo will cause the COA to act in accordance with the direction of NTTC’s executive advisor in the Philippines with respect to any matter primarily relating to the operation of fixed-line telecommunications, data or information and communications technology services.

On and after the date of the Stock Sale and Purchase Agreement, each of NTTC and DoCoMo have agreed not to take any action that would have an effect of amending or terminating (i) any rights or obligations of NTTC under the Commercial Agreements and (ii) any rights or obligations of DoCoMo under any agreement between DoCoMo and PLDT or SMART. Each of NTTC and DoCoMo has agreed to use good faith efforts to discuss with each other any conflict of interest matters arising therefrom, taking into account each other’s commercial and business interests.

From the date on which the Closing occurs, or if the Closing occurs prior to July 1, 2006, then from July 1, 2006, NTTC and DoCoMo have agreed to use good faith efforts to negotiate their respective exercise of any rights under the Registration Rights Agreement, as amended pursuant to the Co-Operation Agreement, taking into account the respective interests of NTTC and DoCoMo.

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F. The Co-Operation Agreement

As described under Item 3, on January 31, 2006, NTTC, DoCoMo, PLDT and the FPC Parties entered into the Co-Operation Agreement to grant DoCoMo certain benefits and to amend the Shareholders Agreement and the Strategic Agreement in connection with DoCoMo’s proposed acquisition of the Common Shares from NTTC. A copy of the Co-Operation Agreement is filed as Exhibit 8 of Amendment No. 2 to the NTTC Schedule 13D filed with the SEC on February 6, 2000, and any description contained in this Item 6 relating to the Co-Operation Agreement does not purport to be complete and is qualified in its entirety by reference to the Co-Operation Agreement filed as Exhibit 8 of this Amendment No. 2 which is incorporated by reference herein.

1. Provisions of the Co-Operation Agreement Effective on the Date of the Co-Operation Agreement

(a) Permitted Transfer of the Common Shares

Any transfer of the Common Shares from NTTC to DoCoMo is deemed to be a transfer to a Permitted Transferee (as defined in the Shareholders Agreement), and will not trigger FPC’s right of first offer, or result in default or constitute ground for termination of the Shareholders Agreement or the Strategic Agreement.

DoCoMo and NTTC have agreed that all the Common Shares held by DoCoMo and NTTC as a result of the Transfer shall be subject to the covenants of the Shareholders Agreement and Strategic Agreement, as amended by the Co-Operation Agreement, as if DoCoMo were NTTC and a party to such agreements.

(b) Alliance

PLDT has agreed to procure that SMART will not to enter into any contract, understanding or arrangement relating to preferred roaming or the lowest inter operator tariff with any person carrying on a Competing Business in Japan for a period of six months from the date of the Co-Operation Agreement, without the prior consent of DoCoMo. Additionally, PLDT has agreed to procure that SMART will not to enter into any material contract with any entity carrying on a Competing Business outside Japan for a period of six months from the date of the Co-Operation Agreement, without the prior consent of DoCoMo.

2. Provisions of the Co-Operation Agreement Effective upon closing of the Stock Purchase and Sale Agreement

(a) Lock-up

The Co-Operation Agreement provides that prior to and including the third anniversary of the Effective Date, DoCoMo shall not without the prior written consent of the FPC Parties, and FPC Parties shall not without the prior written consent of DoCoMo, transfer or create or permit to exist any Encumbrance (as defined in the Shareholders Agreement), except those set out the Co-Operation Agreement.

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(b) Restriction on Share Acquisitions

NTTC and DoCoMo have warranted that they shall procure that their respective representatives, advisers, and subsidiaries and affiliates and their respective representatives and advisers shall not, directly or indirectly, together hold more than 21% of then issued and outstanding Common Shares. If such event does occur, the FPC Parties have the right to terminate their respective rights and obligations under the Co-Operation Agreement, the Shareholders Agreement and the Strategic Agreement by written notice to PLDT, NTTC and DoCoMo, provided, however, the FPC Parties may not exercise this termination right until after NTTC and DoCoMo have failed to remedy the situation for 12 months following notice from the FPC Parties to DoCoMo if the excessive acquisition was due to some unintentional act by NTTC, DoCoMo or any of their respective subsidiaries. The right of the FPC Parties to terminate their respective rights and obligations under the Co-Operation Agreement, the Shareholders Agreement and the Strategic Agreement will terminate if FPC, its subsidiaries and affiliates hold less than 21% of the Common Shares then issued and outstanding, subject to a 12-month cure period during which FPC and its subsidiaries and affiliates must continue to hold more than 18.5% of the Common Shares at all times and acquire sufficient additional Common Shares to return to the 21% level.

(c) Support

Each of NTTC, DoCoMo and the FPC Parties have agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, each of NTTC, DoCoMo and the FPC Parties will cast its vote as a PLDT shareholder in support of any resolution proposed by the PLDT board of directors for the purpose of safeguarding PLDT from a Hostile Transferee. If NTTC, DoCoMo, or a FPC Party reasonably determines such action would or might violate any applicable law or regulation, then NTTC, DoCoMo, or any of the FPC Parties will not be bound by the above obligation.

A “Hostile Transferee” is defined under the Co-Operation Agreement to mean any person (other than NTTC, DoCoMo, FPC or any of their respective affiliates) determined to be so by the board of directors of PLDT and includes, without limitation, a person who announces an intention to acquire, seeks to acquire or acquires 30% or more of the Common Shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of such Common Shares announces an intention to acquire, seeks to acquire or acquires a further 2% of such Common Shares (a) at a price per share which is less than the fair market value of a Common Share as determined by the board of PLDT as advised by a professional financial advisor, (b) which is subject to conditions which are subjective or which could not reasonably be satisfied, (c) without making an offer for all the Common Shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT, (d) whose offer for the Common Shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person shall be a Hostile Transferee unless prior to making such determination, the board of directors of PLDT shall have used reasonable efforts to discuss with NTTC and DoCoMo in good faith regarding whether such person should be considered a Hostile Transferee.

(d) Principle of Co-Operation, Exercise of Rights

After NTTC and DoCoMo provide notice to PLDT and each of the FPC Parties that NTTC has transferred to DoCoMo the DoCoMo PLDT Shares (the “Effective Date”), NTTC, DoCoMo and FPC Parties have agreed that references to “NTT Group” under the Shareholders Agreement and the Strategic Agreement shall include NTTC and its subsidiaries and DoCoMo and its subsidiaries. References to an NTT Parties shall be construed as references to NTTC and DoCoMo and their respective Permitted Transferees (as defined in the Shareholders Agreement) until July 1, 2006, at and after which time such references shall be construed as referring to the Acting Party (as defined in the Co-Operation Agreement).

(e) Exercise of Rights by DoCoMo and NTTC

In respect to rights of NTTC and DoCoMo set forth in the Co-Operation Agreement, NTTC and DoCoMo have agreed to discuss between themselves the manner in which such rights shall be exercised. NTTC and DoCoMo have also agreed to consult with each other with respect to their first refusal rights and preemptive rights. Both parties have agreed that each is entitled to purchase any or all of the Common Shares which the other party decides not to purchase. PLDT and the FPC Parties shall be entitled to rely on notice of the results of discussions regarding the exercise of rights set forth in the Co-Operation Agreement between DoCoMo and NTTC provided by the Acting Party as if given by both NTTC and DoCoMo, and regardless of any different notice from NTTC or DoCoMo, may rely on the decision of the Acting Party under the Co-Operation Agreement.

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(f) Permitted Transfers of the Common Shares

In the event DoCoMo proposes to transfer any Common Shares which would result in NTTC, DoCoMo or their respective subsidiaries holding, in aggregate, less than 10% of the Common Shares then issued and outstanding, NTTC will have the right of first offer to purchase the Common Shares from DoCoMo on terms and conditions no less favorable to DoCoMo than those on which DoCoMo proposes to transfer such Common Shares.

(g) Additional Rights in Favor of DoCoMo

PLDT has agreed to cause SMART to execute an agreement between SMART and DoCoMo to implement i-mode services in the Philippines (the “Integrated i-mode Services Package Agreement”), subject to necessary approval of or registration with the DITTB (as defined in the Strategic Agreement). PLDT and DoCoMo have agreed in principle to collaborate with each other on the business development of W-CDMA mobile communication network. In addition, PLDT has agreed, to the extent of the power conferred by its direct or indirect shareholding of SMART:

(a) to cause SMART to become a member of a strategic alliance group for international roaming and corporate sales and services; and

(b) to negotiate in good faith with DoCoMo to enter into a business relationship concerning preferred roaming and lowest inter-operator tariff between DoCoMo and SMART with a view to concluding a binding agreement as soon as possible but in any event not later than April 30, 2006.

PLDT has agreed to use reasonable efforts to procure that PLDT and SMART receive at a minimum the specified aggregate number of advisors to be provided by NTTC and DoCoMo in accordance with the time schedule set out in the Co-Operation Agreement.

(h) Transitional Arrangements

NTTC, DoCoMo and the FPC Parties have agreed that the COA, currently appointed by NTTC, will be replaced by a DoCoMo nominee on or before July 1, 2006. From the Effective Date, DoCoMo will have the right to appoint a senior technical advisor to SMART, and such advisor will assume the role of COA upon the replacement of the COA on or before July 1, 2006. Prior to becoming a COA, the senior technical advisor will be entitled to be an observer at meetings of the board of SMART, and advisor to each of SMART Mancom, PLDT Mancom and Joint Mancom, and director of the board of PLDT. The new COA will be entitled to be an observer at meetings of the board of SMART, an advisor to each of SMART Mancom, PLDT Mancom and Joint Mancom, and a director of the board of PLDT.

(i) Provision of PLDT’s Financial Information

If DoCoMo and/or NTT are required in preparation of its statutory financial statements in accordance with GAAP to reflect their respective interests in the Common Shares using the equity method, PLDT has agreed to provide DoCoMo with financial information in relation to PLDT that is necessary to satisfy such reporting obligations, including information specified in the Co-Operation Agreement.

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3. Provisions of the Co-Operation Agreement Effective upon NTTC and DoCoMo Holding at Least 20% of All the Common Shares

The Co-Operation Agreement amended the Strategic Agreement and the Shareholders Agreement such that when NTTC and DoCoMo and their respective subsidiaries collectively hold 20% of the Common Shares then issued and outstanding and continue to hold at least 17.5% of the Common Shares then issued and outstanding from time to time:

a)	PLDT will consult DoCoMo no later than 30 days prior to the first submission to the board of PLDT, PLDT Mancom or Joint Mancom of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by DoCoMo, or which DoCoMo has announced publicly an intention to carry on.

b)	PLDT will procure that SMART does not cease to carry on its business, dispose of all of its assets, issue Common Capital Stock, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with DoCoMo no later than 30 days prior to the first submission to the board of PLDT or SMART or SMART Mancom.

c)	PLDT will first consult with DoCoMo no later than 30 days prior to the first submission to the board of PLDT, PLDT Mancom or Joint Mancom for the approval of any transfer by any member of the PLDT group of any SMART common capital stock to any person who is not a member of the PLDT group.

4. Provisions of the Co-Operation Agreement Effective on and after July 1, 2006

NTTC and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTTC is responsible for notifying PLDT and the FPC Parties of decisions with respect to exercise of such rights to PLDT and the FPC Parties. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the FPC Parties of such decisions. In each case, PLDT and the FPC Parties are entitled to rely on any such notice as if it had been given by both NTTC and DoCoMo.

NTTC and DoCoMo have also agreed that NTTC will irrevocably assign to DoCoMo on July 1, 2006, all of NTTC’s rights to nominate and provide the COA pursuant to the Advisory Services Agreement.

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Item 7. Material to be Filed as Exhibits

Exhibit No.	Exhibit Name
1	Strategic Agreement, dated September 28, 1999, by and among PLDT, the FPC Group and NTTC (Incorporated by reference to Exhibit 2 to the Schedule 13D of NTTC filed with the SEC on March 24, 2000)

2	First Amendment to the Strategic Agreement, dated March 8, 2000, by and among PLDT, the FPC Group and NTTC (Incorporated by reference to Exhibit 3 to the Schedule 13D of NTTC filed with the SEC on March 24, 2000)

3	Second Amendment to the Strategic Agreement, dated March 24, 2000, by and among PLDT, the FPC Group and NTTC(Incorporated by reference to Exhibit 4 to the Schedule 13D of NTTC filed with the SEC on March 24, 2000)

4	Shareholders Agreement, dated March 24, 2000, by and among NTT-UK, NTTC and the FPC Parties(Incorporated by reference to Exhibit 5 to the Schedule 13D of NTTC filed with the SEC on March 24, 2000)

5	Registration Rights Agreement, dated March 24, 2000, by and among NTT-UK, NTTC and PLDT (Incorporated by reference to Exhibit 6 to the Schedule 13D of NTTC filed with the SEC on March 24, 2000)

6	Stock Sale and Purchase Agreement dated January 31, 2006 (Incorporated by reference to Exhibit 7 to Amendment No.2 to the Schedule 13D of NTTC filed with the SEC on February 6, 2006)

7	Co-Operation Agreement dated January 31, 2006 (Incorporated by reference to Exhibit 8 to Amendment No.2 to the Schedule 13D of NTTC filed with the SEC on February 6, 2006)

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006

NTT DoCoMo, Inc.

By:	/s/ Masayuki Hirata
Name:	Masayuki Hirata
Title:	Senior Executive Vice President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF

NTT DoCoMo, Inc. (“DoCoMo”)

The name, country of citizenship, residential or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of DoCoMo is set forth below. All of the persons listed below are directors of DoCoMo and unless otherwise indicated, each occupation set forth opposite a director’s name refers to employment with DoCoMo. If no address is given, the director’s business address is Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. DoCoMo’s principal business is providing wireless communication services.

Directors

Name	Country of Citizenship	Present Principal Occupation or Employment and Principal Business
Masao Nakamura	Japan	President and Chief Executive Officer

Masayuki Hirata	Japan	Senior Executive Vice President

Kunio Ishikawa	Japan	Senior Executive Vice President

Seijiro Adachi	Japan	Senior Executive Vice President

Takanori Utano	Japan	Executive Vice President and Chief Technical Officer

Kiyoyuki Tsujimura	Japan	Executive Vice President

Takashi Sakamoto	Japan	Executive Vice President

Shuro Hoshizawa	Japan	Executive Vice President

Yoshiaki Ugaki	Japan	Executive Vice President and Chief Financial Officer

Harunari Futatsugi	Japan	Senior Vice President

Kenji Ota	Japan	Senior Vice President

Noriaki Ito	Japan	Senior Vice President

Sakuo Sakamoto	Japan	Member of the Board

Keisuke Nakasaki	Japan	Corporate Auditor

Shinichi Nakatani	Japan	Corporate Auditor

Shoichi Matsuhashi	Japan	Corporate Auditor

Michiharu Sakurai	Japan	Corporate Auditor

Kazuo Yamanaka	Japan	Corporate Auditor